VIA EDGAR

February 22, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert, Staff Attorney

Re:	Orrstown Financial Services, Inc.

Acceleration Request for Registration Statement on Form S-4

File No. 333-229581

Acceleration Request

Requested Date:            February 26, 2019

Requested Time:           4:00 p.m., Eastern Time

Dear Mr. Gessert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Orrstown Financial Services, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 26, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Matthew Dyckman at (202) 346-4113.

If you have any questions regarding this request, please contact Matthew Dyckman of Goodwin Procter LLP at (202) 346-4113.

Sincerely, ORRSTOWN FINANCIAL SERVICES, INC.

/s/ David P. Boyle
David P. Boyle Executive Vice President and Chief Financial Officer

cc:	Matthew Dyckman, Esq., Goodwin Procter LLP